

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

James Durward
Director and Principal Executive Officer
FuLuCai Productions Ltd.
3632 – 13 Street SW
Calgary, AB Canada T2T 3R1

> **Re:** **FuLuCai Productions, Ltd.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed September 1, 2010**
> **File No. 333-166949**

Dear Mr. Durward:

We have reviewed the response to our letter dated August 18, 2010 and have the following additional comments.

Summary of Selected Financial Information, page 8

1. Please revise the Statements of Operations Data to also include a column for the three months ended July 31, 2010. Please delete the weighted average number of shares and per share amount from the cumulative column, March 26, 2010 (Inception) to July 31, 2010, as such data is not meaningful on a cumulative basis.

Use of Proceeds, page 17

2. In the last line of the table, please clarify the Current Working Capital is as of July 31, 2010, rather than April 30, 2010.

Dilution, page 18

3. Please revise the net book value after the offering, to indicate that such amount would be $93,781 rather than $97,281. Please also adjust any impact to the per share computations.

Management's Discussion and Analysis, page 31

Results of Operations

4. Please revise this paragraph to further clarify that you have incurred cumulative losses through July 31, 2010 of $12,219, of which $4,250 was incurred for the period from

       inception, March 26, 2010, through the fiscal year ended April 30, 2010 and $7,969 was incurred for the subsequent three months interim period ended July 31, 2010.

Financial Statements

Interim Period Ended July 31, 2010

General

5. Please move the opening paragraph on page F-12 to inclusion within the notes to the interim financial statements.

6. Refer to the notes to the interim financial statements. Please delete "Prepared by Management" from the title section of each page.

Note 3. Registration costs and related commitments, page F-17

7. See the last sentence of the first paragraph. Please expand to disclose, for the services provided, the amount of deferred offering costs, if any, as of the balance sheet date. If none so state.

Signatures, page 42

8. We note your response to prior comment 5 and reissue. If you intend that Mr. Rix is your principal accounting officer or controller, please revise to clarify.

Exhibit 10.5

9. We note your response to prior comment 6. Please delete Exhibit 10.5 from your list of exhibits.

Exhibit 99.1

10. We note your response to prior comment 13 and reissue. It appears that page 9, as revised, would not be applicable to a registered offering. Please advise.

Age of Financial Statements

11. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consents

12. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (212) 980-5192
        Peter J. Gennuso, Esq.
        Gersten Savage LLP